SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 60)*

                                  VALHI, INC.
                                (Name of Issuer)

                         Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                   918905100
                                 (CUSIP Number)

                                STEVEN L. WATSON
                              THREE LINCOLN CENTRE
                                   SUITE 1700
                                5430 LBJ FREEWAY
                           DALLAS, TEXAS  75240-2694
                                 (972) 233-1700
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               February 10, 1998
                      (Date of Event which requires Filing
                               of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)



CUSIP No.  918905100

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Valhi Group, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY

 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           WC

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Nevada

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               85,644,496
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         85,644,496

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           85,644,496

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           74.7%

 14   TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

           CO


CUSIP No.  918905100

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           National City Lines, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
           WC

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               97,135,505
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         97,135,505

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           97,135,505

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           84.7%

 14   TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

           CO


CUSIP No.  918905100

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           NOA, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not Applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Texas

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               97,135,505
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         97,135,505

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           97,135,505

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           84.7%

 14   TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

           CO


CUSIP No.  918905100

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Dixie Holding Company

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not Applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]

 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               85,644,496
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         85,644,496

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           85,644,496

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           74.7%

 14   TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

           CO


CUSIP No.  918905100

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Dixie Rice Agricultural Corporation, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not Applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Louisiana

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               85,644,496
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         85,644,496

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           85,644,496

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           74.7%

 14   TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

           CO

CUSIP No.  918905100

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Southwest Louisiana Land Company, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not Applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Louisiana

               7    SOLE VOTING POWER
                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               97,135,505
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         97,135,505

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           97,135,505

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           84.7%

 14   TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

           CO


CUSIP No.  918905100
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Contran Corporation

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           WC

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               106,019,963
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         106,019,963

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           106,019,963

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           92.5%

 14   TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

           CO


CUSIP No. 918905100

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Harold C. Simmons

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS(SEE INSTRUCTIONS)

           Not applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           USA

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               106,215,346
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         106,215,346

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           3,383

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [ X ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.0%

 14   TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

           IN





                                AMENDMENT NO. 60
                                TO SCHEDULE 13D

     This amended statement on Schedule 13D (collectively, this "Statement") relates to the common stock, $0.01 par value per share (the "Shares"), of Valhi, Inc., a Delaware corporation (the "Company"). Items 2, 3, 4, 5, 6 and 7 of this Statement are hereby amended as set forth below.

Item 2.   Identity and Background

     No change except for the addition of the following:

     (a) This Statement is filed by (i) Valhi Group, Inc. ("VGI"), National City Lines, Inc. ("National") and Contran Corporation ("Contran") as the direct holders of Shares, (ii) by virtue of the direct and indirect ownership of securities of VGI and National (as described below in this Statement), NOA, Inc. ("NOA"), Dixie Holding Company ("Dixie Holding"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice") and Southwest Louisiana Land Company, Inc. ("Southwest") and (iii) by virtue of his positions with Contran and certain of the other entities (as reported on this Statement), Harold C. Simmons (collectively, the "Reporting Persons"). By signing this Statement, each Reporting Person agrees that this Statement is filed on its or his behalf.

     VGI, National and Contran are the direct holders of approximately 74.7%, 10.0% and 7.6%, respectively, of the 114,638,214 Shares outstanding as of February 6, 1998 according to information furnished by the Company (the "Outstanding Shares"). Together, VGI, National and Contran may be deemed to control the Company. National, NOA and Dixie Holding are the direct holders of approximately 73.3%, 11.4% and 15.3%, respectively, of the outstanding common stock of VGI. Together, National, NOA and Dixie Holding may be deemed to control VGI. Contran and NOA are the direct holders of approximately 85.7% and 14.3%, respectively, of the outstanding common stock of National and together may be deemed to control National. Contran and Southwest are the direct holders of approximately 49.9% and 50.1%, respectively, of the outstanding common stock of NOA and together may be deemed to control NOA. Dixie Rice is the holder of 100% of the outstanding common stock of Dixie Holding and may be deemed to control Dixie Holding. Contran is the direct holder of approximately 88.7% and 54.3% of the outstanding common stock of Southwest and Dixie Rice, respectively, and may be deemed to control Southwest and Dixie Rice.

     Mr. Harold C. Simmons is chairman of the board, president and chief executive officer of VGI, National, NOA, Dixie Holding and Contran. Mr. Simmons is also chairman of the board and chief executive officer of Dixie Rice and Southwest.

     Substantially all of Contran's outstanding voting stock is held by two trusts, the Harold C. Simmons Family Trust No. 1 dated January 1, 1964 and the Harold C. Simmons Family Trust No. 2 dated January 1, 1964 (together, the "Trusts"), established for the benefit of Mr. Simmons' children and grandchildren, of which Mr. Simmons is the sole trustee. As the sole trustee of each of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by each of the Trusts. Mr. Simmons, however, disclaims beneficial ownership of such shares.

     The Contran Deferred Compensation Trust No. 2 (the "CDCT No. 2") directly holds approximately 0.2% of the Outstanding Shares. Boston Safe Deposit and Trust Company serves as the trustee of the CDCT No. 2. Contran established the CDCT No. 2 as an irrevocable "rabbi trust" to assist Contran in meeting certain deferred compensation obligations that it owed to Harold C. Simmons. If the CDCT No. 2 assets are insufficient to satisfy such obligations, Contran is obligated to satisfy the balance of such obligations as they come due. Due to the terms of the CDCT No. 2, Contran (i) retains the power to vote the shares of Tremont and Valhi common stock held directly by the CDCT No. 2, (ii) retains dispositive power over such shares and (iii) may be deemed the indirect beneficial owner of such shares. The foregoing summary of the CDCT NO. 2 is qualified in its entirety by reference to Exhibit 6 to this Statement, which is incorporated herein by this reference.

     The Combined Master Retirement Trust (the "CMRT") directly holds approximately 0.1% of the Outstanding Shares. The CMRT is a trust formed by the Company to permit the collective investment by trusts that maintain the assets of certain employee benefit plans adopted by the Company and related companies. Mr. Simmons is the sole trustee of the CMRT and the sole member of the trust investment committee for the CMRT. Mr. Simmons is a participant in one or more of the employee benefit plans that invest through the CMRT.

     By virtue of the holding of the offices, the stock ownership and his service as trustee, all as described above, (a) Mr. Simmons may be deemed to control such entities and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of Shares directly held by certain of such other entities. However, Mr. Simmons disclaims such beneficial ownership of the Shares beneficially owned, directly or indirectly, by any of such entities, except to the extent of his vested beneficial interest in the Shares held by the CMRT and his interest as a beneficiary of the CDCT No. 2.

     Harold C. Simmons' spouse is the direct beneficial owner of 77,000 Shares, or approximately 0.1% of the Outstanding Shares. Mr. Simmons may be deemed to share indirect beneficial ownership of such Shares. Mr. Simmons disclaims all such beneficial ownership.

     The Reporting Persons understand that NL Industries, Inc. ("NL") and Valmont Insurance Company ("Valmont") directly held 1,186,200 Shares and 1,000,000 Shares, respectively. The Company and Tremont Corporation ("Tremont") are the direct holders of approximately 58.3% and 17.7%, respectively, of the outstanding common stock of NL and together may be deemed to control NL. VGI, National, the Harold Simmons Foundation, Inc. (the "Foundation"), the CDCT No. 2, the Company, NL and Valmont Insurance Company ("Valmont") are the direct holders of approximately 35.1%, 5.2%, 3.7%, 3.5%, 1.5%, 0.5% and 0.5%, respectively, of the outstanding common stock of Tremont. Together, VGI and National may be deemed to control Tremont. The Company is the holder of 100% of the outstanding common stock of Valmont and may be deemed to control Valmont. Mr. Harold C. Simmons is chairman of the board of NL and is a director of Tremont.

     Pursuant to two settlement agreements among the parties to Kahn v. Tremont Corporation, et al. and Seinfeld v. Simmons, et al., respectively, the Company has agreed to transfer a maximum of 1.4 million shares of NL common stock (2.7% of the outstanding NL common stock) to Tremont and 825,000 shares of NL common stock (1.6% of the outstanding NL common stock) to NL. Each such number of shares to be transferred may be adjusted downward to certain minimums subject to the sales price per share of NL common stock on the day of closing. The settlements agreements are subject to the approval of the respective courts and if approved are expected to close during the third quarter of 1998.

     The Reporting Persons further understand that, pursuant to Delaware law, the Company treats the Shares that Valmont and NL hold directly as treasury stock for voting purposes. For the purposes of this Statement, the Shares that Valmont and NL hold directly are not deemed outstanding.

     The Foundation is a tax-exempt foundation organized for charitable purposes. Harold C. Simmons is the chairman of the board and chief executive officer of the Foundation and may be deemed to control the Foundation. Mr. Simmons, however, disclaims beneficial ownership of any Shares held by the Foundation.

     (c) The Company is a diversified holding company engaged, through operating subsidiaries in the chemicals, component products and waste management industries.

Item 3.   Source and Amount of Funds or Other Consideration

     No change except for the addition of the following:

     The total amount of funds required by Contran to acquire the Shares reported in Item 5(c) was $670,025.00 (including commissions). Such funds were or will be provided by Contran's cash on hand and no funds were or will be borrowed for such purpose.

Item 4.   Purpose of Transaction

     No change except for the addition of the following:

     The Reporting Persons acquired Shares to obtain an equity interest in and control of the Company. By virtue of the relationships and positions held by Harold C. Simmons as reported in Item 2, Mr. Simmons, directly and indirectly through Contran, may be deemed to control the Company.

     Contran purchased the additional Shares reported in Item 5(c) of this Statement in order to increase its equity interest in the Company. Depending upon their evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with Contran may from time to time purchase Shares, and any of the Reporting Persons or other entities that may be deemed to be affiliated with Contran may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately negotiated transactions or otherwise.

     On February 6, 1998, Valhi, as lender, entered into a $120 million revolving credit agreement with Contran, as borrower (the "Contran Credit Agreement"). The Credit Agreement is effective on the date of the termination of the Credit Agreement dated as of November 5, 1997 among Contran, National and VGI, as borrowers, and United Sates National Bank of Oregon and Societe Generale, Southwest Agency, as lenders, as such agreement has been amended by
(i) an Extension Agreement dated as of November 7, 1997 among the same parties and (ii) a First Amendment to Loan Agreement dated as of January 9, 1998 among the same parties (collectively, the "U.S. Bank/SoGen Facility").

     Contran intends to use the loan proceeds (i) to redeem shares of Contran's outstanding stock from Contran stockholders that accept Contran's offer of redemption pursuant to a settlement agreement arising from that certain civil action styled In re: The Harold C. Simmons Family Trust No. 1 (No. 96-306-P) pending in the Probate Court of Dallas County, Texas (the "Settlement Agreement") and (ii) for other general corporate purposes of the Borrower. The Settlement Agreement contemplates a dismissal with prejudice of all claims among the parties to the litigation and no change to Harold C. Simmons' positions as trustee of the Trusts or as a director and officer of the various businesses owned directly and indirectly by the Trusts, including Contran and the Company. In addition to the payment of legal fees from the Trusts, the Settlement Agreement provides for the distribution by the Harold C. Simmons Family Trust No. 2 of shares of Contran's Class A Common Stock, par value $0.01 per share (the "Contran Class A Common Stock"), representing approximately 8.0% of the outstanding Contran Class A Common Stock to two of Mr. Simmons' daughters and certain trusts created for their benefit and the benefit of their descendants together with the right to cause Contran to redeem such shares for consideration of cash, notes and property the aggregate value of which is approximately $79.4 million. The Settlement Agreement also provides that these two daughters will surrender all of their rights in the Trusts. Contran anticipates that the distributees of the shares of Class A Common Stock will exercise their right of redemption and these two daughters and their trusts will have no continuing equity interest in Contran or any of its affiliates, including the Company.

     Borrowings under the Credit Agreement will bear interest at the prime rate in effect from time to time The maturity date under the Credit Agreement is August 10, 1998.

     Contran's obligations under the Credit Agreement are secured by a pledge to Valhi of (i) all of Contan's stock in Southwest (85.5% of Southwest's voting stock), Dixie Rice (53.8% of Dixie Rice's voting stock), NOA (49.9% of NOA's voting stock, the other 51.1% of which is directly owned by Southwest) and National (85.7% of National's voting stock), all of which corporations in the aggregate may be deemed to control, directly or indirectly, 84.7% of the Outstanding Shares; and (ii) 7,958,958 Shares directly held by Contran (6.9% of the Outstanding Shares).

     The Credit Agreement requires Contran to pay to the Company a commitment fee in the amount of 1/2% per annum on the average daily unused and available revolving credit commitment. Contran may prepay borrowings under the Credit Agreement at any time upon Contran's election. In addition, Contran may at any time upon notice to the Company terminate or reduce the unused amount of the revolving credit commitment; provided, however, that any such termination or reduction shall be permanent.

     Borrowings under the Credit Agreement are subject to numerous conditions, including, among other things, the full execution and delivery of the Settlement Agreement. In addition, the Credit Agreement contains certain affirmative and negative covenants of Contran, including restrictions on indebtedness and liens.

     The foregoing summary of the Credit Agreement is qualified in its entirety by reference to Exhibit 7 to this Statement, which is incorporated herein by this reference.

Item 5.   Interest in Securities of the Issuer.

     No change except for the addition of the following:

     (a) VGI is the direct beneficial owner of 85,644,496 Shares, or approximately 74.7% Outstanding Shares. By virtue of the relationships reported under Item 2 of this Statement, National, NOA, Southwest, Dixie Holding, Dixie Rice, Contran and Harold C. Simmons may be deemed to share indirect beneficial ownership of the Shares directly held by VGI.

     National is the direct beneficial owner of 11,491,009 Shares or approximately 10.0% of the Outstanding Shares. VGI is the direct beneficial owner of 85,644,496 Shares. By virtue of the relationships reported under Item 2 of this Statement, National may be deemed to be the beneficial owner of the 97,135,505 Shares (approximately 84.7% of the Outstanding Shares) directly held by VGI and itself. By virtue of the relationships reported under Item 2 of this Statement, NOA, Southwest, Contran and Harold C. Simmons may be deemed to share indirect beneficial ownership of the Shares directly and indirectly held by National.

     Contran is the direct beneficial owner of 8,695,058 Shares, or approximately 7.6% of the Outstanding Shares. VGI, National and the CDCT No. 2 are the direct beneficial owners of 85,644,496, 11,491,009 and 189,400 Shares, respectively. By virtue of the relationships described under Item 2 of this Statement, Contran may be deemed to be the beneficial owner of the 106,019,963 Shares (approximately 92.5% of the Outstanding Shares) directly held by VGI, National, the CDCT No. 2 and itself. By virtue of the relationships reported under Item 2 of this Statement, Harold C. Simmons may be deemed to share indirect beneficial ownership of the Shares directly and indirectly held by Contran.

     Harold C. Simmons directly owns 3,383 Shares, or less than 0.1% of the Outstanding Shares. VGI, National, Contran, the CDCT No. 2, the CMRT and Mr. Simmons' spouse are the direct beneficial owners of 85,644,496, 11,491,009, 8,695,058, 189,400, 115,000 and 77,000 of the Shares, respectively. By virtue of the relationships described under Item 2 of this Statement, Harold C. Simmons may be deemed to share indirect beneficial ownership of the 106,215,346 Shares (approximately 92.7% of the Outstanding Shares) directly held by VGI, National, Contran, the CDCT No. 2 the CMRT and Mr. Simmons' spouse. Except for the 3,383 Shares that he holds directly and to the extent of his vested beneficial interest in Shares directly held by the CMRT and his interest as a beneficiary of the CDCT No. 2, Mr. Simmons disclaims beneficial ownership of all Shares.

     (b) Each of VGI, National, Contran and Harold C. Simmons has the direct power to vote and direct the disposition of the Shares directly held by it or him. By virtue of the relationships described in Item 2:

          (1) National may be deemed to share the indirect power to vote and direct the disposition of the Shares directly held by VGI;

          (2) Contran, Southwest and NOA may be deemed to share the indirect power to vote and direct the disposition of the Shares directly held by VGI and National;

          (3) Dixie Rice and Dixie Holding may be deemed to share the indirect power to vote and direct the disposition of the Shares directly held by VGI;

          (4) Contran may also be deemed to share the indirect power to vote and direct the disposition of the Shares directly held by the CDCT No. 2; and

          (5) Harold C. Simmons may be deemed to share the indirect power to vote and direct the disposition of the Shares directly held by VGI, National, Contran, the CDCT No. 2, the CMRT and his spouse.

     Additionally, the Reporting Persons may be deemed to have the indirect power to direct the disposition of the Shares directly held by NL and Valmont.

     (c) The table below sets forth purchases of the Shares by the Reporting Persons during the last 60 days. All of such purchases were effected by Contran on the New York Stock Exchange.
                                    Approximate Price
                                      Per Share ($)
                     Number of        (exclusive of
      Date            Shares          commissions)
----------------  ---------------  -------------------

    12/11/97            3,000             $9.3750
    12/12/97           10,000             $9.3750
    12/15/97              100             $9.3750
    12/15/97            1,000             $9.4380
    12/15/97           16,700             $9.5000
    12/16/97            2,300             $9.5000
    12/19/97            4,000             $9.3750
    12/19/97           15,000             $9.5000
    12/22/97            1,100             $9.3750
    12/22/97           10,000             $9.5000
    12/23/97            4,600             $9.3750
    12/29/97            2,700             $9.3750

     (d) Each of VGI, National, the CDCT No. 2, Contran, the CMRT, Harold C. Simmons and his spouse has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the shares directly held by such entity or person.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     No change except for the addition of the following:

     The $20 million credit facility dated as of October 31, 1991, as amended and supplemented through March 27, 1996 among Contran, Banque Paribas, Houston Agency and Societe Generale, Southwest Agency was terminated as of October 28, 1997.

     VGI, National and Contran are parties to the U.S. Bank/SoGen Facility, a $40 million credit facility. Borrowings under the U.S. Bank/SoGen Facility bear interest at the rate announced publicly from time to time by each bank as its prime rate or at a rate of 1.75% over LIBOR, are due November 6, 1998 or such extended maturity date as may be mutually agreed to, and are collateralized by certain Shares and shares of Valhi common stock. As of January 23, 1998, no money had been borrowed under the U.S. Bank/SoGen Facility and VGI and National had pledged 1,942,107 Shares and 350,360 Shares, respectively, under the U.S. Bank/SoGen Facility. The foregoing summary of the U.S. Bank/SoGen Facility is qualified in its entirety by reference to Exhibits 1, 2 and 3 to this Statement, which are incorporated herein by this reference.

Item 7.   Material to be Filed as Exhibits.

     Item 7 is amended and restated as follows:

Exhibit 1 Loan Agreement, dated as of November 8, 1996, among Valhi Group, Inc., National City Lines, Inc., Contran Corporation, United States National Bank of Oregon and Societe Generale, Southwest Agency (incorporated by reference to Exhibit 10 to Amendment No. 59 to this Statement).

Exhibit 2 Extension Agreement, dated as of November 7, 1997, among Contran Corporation, National City Lines, Inc., Valhi Group, Inc., U.S. Bank National Association and Societe Generale, Southwest Agency (incorporated by reference to Exhibit 3 to Amendment No. 7 to the Schedule 13D filed by Valhi Group, Inc., National City Lines, Inc., NOA, Inc., Dixie Holding Company, Dixie Rice Agricultural Corporation, Inc., Southwest Louisiana Land Company, Inc., Contran Corporation and Harold C. Simmons, with respect to the common stock of Tremont Corporation and referred to herein as the "Tremont Schedule 13D").

Exhibit 3      First Amendment to Loan Agreement, dated as of January 9,
               1998, among Contran Corporation, National City Lines, Inc., Valhi Group, Inc., U.S. Bank National Association and Societe Generale, Southwest Agency (incorporated by reference to Exhibit 4 to the Tremont Schedule 13D).

Exhibit 4 Loan and Pledge Agreement, dated as of August 18, 1986, between Dixie Rice Agricultural Corporation, Inc. and Southern Methodist University (incorporated by reference to Exhibit 11 to Amendment No. 59 to this Statement).

Exhibit 5 Collateral Agreement, dated as of December 29, 1988, between Dixie Rice Agricultural Corporation, Inc. and Contran Corporation (incorporated by reference to Exhibit 12 to Amendment No. 59 to this Statement).

Exhibit 6 Contran Deferred Compensation Trust No. 2 (Amended and Restated), dated as of January 2, 1998, between Contran Corporation and Boston Safe Deposit and Trust Company (incorporated by reference to Exhibit 1 to the Tremont Schedule
               13D).

Exhibit 7* Credit Agreement, between Contran Corporation, as Borrower, and Valhi, Inc., Lender.

----------

*    Filed herewith.


                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  February 10, 1998




                                By: /s/ Harold C. Simmons
                                    ----------------------------
                                    Harold C. Simmons
                                    Signing in his individual capacity only.

                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  February 10, 1998



                                /s/ Steven L. Watson
                                --------------------------------
                                Steven L. Watson
                                Signing in the capacities listed on Schedule
                                "A" attached hereto and incorporated herein by reference.

                                   SCHEDULE A


Steven L. Watson, as Vice President of each of:

CONTRAN CORPORATION
DIXIE RICE AGRICULTURAL CORPORATION, INC.
DIXIE HOLDING COMPANY
NATIONAL CITY LINES, INC.
NOA, INC.
VALHI GROUP, INC.
SOUTHWEST LOUISIANA LAND COMPANY, INC.


                                 EXHIBIT INDEX



Exhibit 1 Loan Agreement, dated as of November 8, 1996, among Valhi Group, Inc., National City Lines, Inc., Contran Corporation, United States National Bank of Oregon and Societe Generale, Southwest Agency (incorporated by reference to Exhibit 10 to Amendment No. 59 to this Statement).

Exhibit 2 Extension Agreement, dated as of November 7, 1997, among Contran Corporation, National City Lines, Inc., Valhi Group, Inc., U.S. Bank National Association and Societe Generale, Southwest Agency (incorporated by reference to Exhibit 3 to Amendment No. 7 to the Schedule 13D filed by Valhi Group, Inc., National City Lines, Inc., NOA, Inc., Dixie Holding Company, Dixie Rice Agricultural Corporation, Inc., Southwest Louisiana Land Company, Inc., Contran Corporation and Harold C. Simmons, with respect to the common stock of Tremont Corporation and referred to herein as the "Tremont Schedule 13D").

Exhibit 3      First Amendment to Loan Agreement, dated as of January 9,
               1998, among Contran Corporation, National City Lines, Inc., Valhi Group, Inc., U.S. Bank National Association and Societe Generale, Southwest Agency (incorporated by reference to Exhibit 4 to the Tremont Schedule 13D).

Exhibit 4 Loan and Pledge Agreement, dated as of August 18, 1986, between Dixie Rice Agricultural Corporation, Inc. and Southern Methodist University (incorporated by reference to Exhibit 11 to Amendment No. 59 to this Statement).

Exhibit 5 Collateral Agreement, dated as of December 29, 1988, between Dixie Rice Agricultural Corporation, Inc. and Contran Corporation (incorporated by reference to Exhibit 12 to Amendment No. 59 to this Statement).

Exhibit 6 Contran Deferred Compensation Trust No. 2 (Amended and Restated), dated as of January 2, 1998, between Contran Corporation and Boston Safe Deposit and Trust Company (incorporated by reference to Exhibit 1 to the Tremont Schedule
               13D).

Exhibit 7* Credit Agreement, between Contran Corporation, as Borrower, and Valhi, Inc., Lender.

----------

*    Filed herewith.